Mail Room 4561

May 3, 2010

Darin M. Myman
President and Chief Executive Officer
PeopleString Corporation
157 Broad Street, Suite 109
Red Bank, NJ 07701

> **Re: PeopleString Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 12, 2010**
> **File No. 333-163290**

Dear Mr. Myman:

We have reviewed your amended filing and response letter dated April 12, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated February 3, 2010. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please clarify the nature of the public markets that you are referring to in your statement that the shares will be offered at a fixed price of $.125 per share by selling shareholders until shares of your common stock are quoted on the OTC Bulletin Board, or listed for trading or quoted on "any other public market." Refer to Instruction 3 to Item 501(b)(3) of Regulation S-K.   For example, do you seek to refer to "registered national securities exchanges"?

Risk Factors

As a public company, we will incur substantial expenses which could have a detrimental effect on our business . . . , page 14

2.   As noted in prior comment 3, please include a separate risk factor that alerts investors to the possibility that you may not become a fully reporting company.

Selling Stockholders, page 16

3.   Please provide us with your analysis as to your reliance on Rule 415(a)(1) and more specifically, address why you believe that the securities being offered or sold are those solely by persons other than yourself. In this respect, please address the offering of securities by your affiliates, BigString Corporation, Darin Myman, Robert DeMeulemeester, and Adam Kotkin. Refer to Question 612.09 of our Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

4.   We note from the table of selling stockholders on page 17 that BigString Corporation, an entity controlled by Darin Myman, Robert DeMeulemeester, and Adam Kotkin, and the aforementioned named executive officers, are selling 16.5 million shares of your common stock in this offering. Please provide us with your analysis as to whether BigString Corporation, Darin Myman, Robert DeMeulemeester, and Adam Kotkin, as selling shareholders, are underwriters selling on behalf of the issuer.

Information with Respect to the Registrant

Our Business

Email Accounts and Shared Services Agreement, page 24

5.   In response to prior comment 6, you disclose that the shared services costs are quantified based on management's estimate of the percentage of time devoted to each company. Please clarify whether you are referring to BigString's or PeopleString's management in making such estimates and how much discretion is applied in doing so. Please also revise your corresponding disclosure in the Notes to the Financial Statements. Also, please clarify whether BigString provides unrelated third parties with the hosting, credit card processing, outsourced email and instant messenger services that it provides for the PeopleString users, and discuss how the amounts BigString charges unrelated parties compares to the fees it obtains from PeopleString.

6.   Please revise your disclosure to reflect the updates made to your services agreement with BigString. Include the date(s) that the amendment(s) transpired, the services that continue to be shared between BigString and PeopleString, those services which are discontinued, and the percentage of services consumed by PeopleString. We note that the cost of office space shared with BigString is $2,300 a month; please clarify how the $2,300 monthly payment relates to the cost to BigSting. We also note from your response to prior comment 7 that PeopleString put in place its own processes for certain items including credit card processing and payroll processing. Please revise your disclosure to clarify that

the agreement has been modified accordingly. State the amount incurred by PeopleString for the shared expenses for the period ended December 31, 2009 and delete the language referring to the expenses paid for shared services in prospective terms.

Management's Discussion of Financial Condition or Plan of Operation

Results of Operations, page 26

7.   We note that you introduced your first product in the three months ended December 31, 2009 and that you expect growth rates for product revenue to exceed growth rates for online service revenues. Please describe the product(s) that you are referring to, including how revenue is generated, to help investors better understand your product offerings. Revise your disclosures throughout, as applicable. Further, please provide us with supporting documentation and/or an explanation of the basis for your claim that you expect growth rates for product revenue to exceed growth rates for online service revenues. If you retain a statement to this effect, include an express disclaimer that acknowledges that the growth rates for the product revenues may not achieve the growth rates expected by management.

Financial Statements

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

8.   We note your added disclosure in response to prior comment 12. Please revise your disclosure to provide the following disclosures required by Item 304 of Regulation S-K:

- State whether the former principal accountant's report on the financial statements contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.
- State whether during the period from inception through the subsequent interim period preceding the resignation there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
- File as an exhibit, Exhibit 16, to your registration statement a letter addressed to the Commission from your former accountant stating whether it agrees with the statements made by the company in response to Item 304(a).
- Disclose whether during the period from inception through the subsequent interim period prior to engaging your current accountant, the company (or someone on its behalf) consulted the newly engaged accountant regarding any of the matters described in Item 304(a)(2).

Directors, Executive Officers, Promoters and Control Persons, page 30

9.   We note that you have chronologically described the employment and business
        experience of your three directors; however, please address the specific
        experience, qualifications, attributes or skills that led to the conclusion that each
        person should serve as a director of your company, in light of your business or
        structure. Refer to Item 401(e) Regulation S-K and the recently adopted SEC
        Release, No. 33-9089A, available on our website at
        http://www.sec.gov/rules/final/2010/33-9089a.pdf.

Executive Compensation, page 31

10.   Please update your summary compensation table to include the information
        required by Item 402 of Regulation S-K through the fiscal year ended December
        31, 2009. Refer to Question 117.05 of our Regulation S-K Compliance and
        Disclosure Interpretations, available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Security Ownership of Certain Beneficial Owners and Management, page 31

11.   Clarify why you separately refer to the 10 million shares owned by BigString that
        are referenced in footnote 8 and the 900 thousand shares also owned by BigString
        that are referenced in footnote 9. Ensure that the tabular presentation is consistent
        with the footnote disclosure.

Certain Relationships and Related Transactions, page 32

12.   Please expand the table on page 32 to disclose the total amount of payments made
        to BigString under the shared services agreement. Given that the total amount
        paid for shared services from a related party appear to relate in part to a
        management contract or a compensatory plan or arrangement, please tell us what
        consideration you have given to preparing and filing a description of the oral
        agreement as an exhibit to your Form S-1. Refer to Item 601(b)(10)(iii)(A) of
        Regulation S-K and Question 146.04 of our Compliance and Disclosure
        Interpretations, available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

13.   Please disclose the value of consulting services rendered by Craig Myman, Marc
        Dutton, Jeffrey Kay, and Randi Karmin, explain the basis on which the values
        were determined, and include the price per share for the shares of common stock
        issued per transaction.

14. Please clarify the nature of the business consulting services provided by Digital BobKat, LLC. Disclose the percentage interest of Robert S. DeMeulemeester in this entity, as well as the company's views concerning how the payments compare to the terms of a transaction with an unrelated party. Further, please update your disclosure to include the total dollar amount transacted under your arrangement with Digital BobKat, LLC through the period ended December 31, 2009, for the quarter ended March 31, 2010, and for any additional material amounts thereafter, through the most recent practicable date. Refer to Item 404(a) of Regulation S-K, which requires disclosure since the beginning of your last fiscal year.

Financial Statements

Notes to Financial Statements

Note 7. Related Party Transactions, page F-10

15. You disclose that both the messaging technology and shared common services are not material to PeopleString's business. In your response to prior comment 7 you indicate that the ongoing costs related to the shared services are expected to be less than 10% of total expenses during the three months ended December 31, 2009 and are immaterial. In light of the significant amount of costs incurred during the period presented relative to your net loss, please describe for us more fully your basis for concluding that these services are not material. Alternatively, remove disclosure indicating that these services are not material for the period presented.

16. As a related matter, to the extent that you have reduced the type and/or amount of shared services utilized, please revise to describe the changes, when you made them, and the impact of these changes.

17. You disclose that PeopleString could replace the services with other providers or eliminate email from PeopleString's product offering. Please revise to clarify if you could replace the services with other providers on comparable terms as the agreement with BigString, such that your agreement with BigString is on terms equivalent to those that prevail in an arms-length transaction. Refer to ASC 850-10-50-5.

18. We note your disclosure on page 33 regarding the verbal agreement with Digital BobKat, LLC, a limited liability company in which an officer and director of PeopleString, has an interest, to provide business consulting services. You further disclose that expenses related to this agreement from January 2, 2009 through October 31, 2009 were $18,000. Please revise to describe the agreement and payment terms and quantify the amount of expenses incurred during the period ended December 31, 2009. Refer to ASC 850-10-50-1.

Part II

Item 15. Recent Sales of Unregistered Securities, page 37

19.   Your amended Form D filed March 23, 2010 indicates that $518,000 was raised
        pursuant to Rule 506 of Regulation D; however, your table on page 37 reflects
        only $515,600 raised pursuant to Rule 506. Please advise and revise accordingly.

                                    *   *   *

        Please furnish a letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your responses to our comments.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you
need further assistance, you may contact me at (202) 551-3462.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief – Legal

cc: Via facsimile: (212) 697-3575
        Barbara R. Mittman, Esq.